Exhibit 99.1

Unilever

MAKING SUSTAINABLE LIVING COMMONPLACE

CHAIRMAN'S LETTER AND NOTICE OF MEETING

ANNUAL GENERAL MEETING
ROTTERDAM 21 APRIL 2016

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

Telephone +31 (0)10 217 4000

To our shareholders and holders	9 March 2016
of depositary receipts

Michael Treschow,

Chairman of the Board of Directors

Dear Madam, Sir,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘NV AGM’). The meeting will be held on Thursday 21 April 2016 at Unilever N.V.’s head office at Weena 455, 3013 AL Rotterdam. The NV AGM will start at 1.30pm.

As last year, the Boards have decided to hold the AGMs on consecutive days. The Directors will attend the Unilever PLC AGM (the ‘PLC AGM’) in the UK on 20 April 2016 and then they will attend the NV AGM in the Netherlands on 21 April 2016. We are again hosting our AGMs at Unilever offices in both the Netherlands and the UK. This will allow shareholders to personally experience our brands and see our passion for the business.

At the meeting, our CEO Paul Polman, will update you on the progress of the business in 2015. Following this presentation, we will have a full Q&A session on all matters tabled before we conduct the formal business of the meeting.

The resolutions put to you for voting will be generally familiar to you. Full explanations of all proposed resolutions are set out in the Explanatory Notes to this Notice.

As has been our policy for many years, all Directors, with the exception of Hixonia Nyasulu and myself, are offering themselves for reappointment. Hixonia and I have reached Unilever’s usual nine-year tenure as a Director and will leave the Boards at the end of the NV AGM. On behalf of the Boards, I would like to thank Hixonia for her outstanding contribution to Unilever as a Non-Executive Director.

During 2015, the Boards dedicated considerable time to succession planning, in particular in light of the retirement of our CFO, Jean-Marc Huët, in October 2015 as well as the retirement of Hixonia and myself.

I am very pleased that we have been able to nominate an internal candidate, Graeme Pitkethly, as a successor to Jean-Marc in the

Unilever N.V.

Registered office Rotterdam. Commercial register No 24051830 role of CFO. Graeme joined Unilever in 2002 and has held a wide range of financial and operational roles. His broad financial experience, deep operating knowledge and track record in both business and people development make him an ideal addition to help Unilever through the next stages of its transformation to a sustainable, competitive and profitable company in its industry. On behalf of the Boards I would like to thank Jean-Marc for the contributions he has made and the important role he played in helping steer Unilever through one of its most successful periods.

I also have the honour of announcing the nomination of Strive Masiyiwa and Prof Youngme Moon as Non-Executive Directors. Strive Masiyiwa is the founder and executive chairman of global diversified telecommunications group Econet Wireless and Youngme Moon is Senior Associate Dean for Strategy and Innovation, as well as the Donald K. David Professor of Business Administration, at Harvard Business School. They will bring, in addition to their distinguished international business and marketing experiences, unique perspectives into the impact technology, particularly digital, is having on new business models for the future both in the developed and developing world.

Finally, I am delighted that Dr Marijn Dekkers has accepted the nomination to become the new Chairman of the Boards. Dr Dekkers brings extensive business and international experience gained, both in executive and non-executive positions, in some of the world’s most competitive industries. He also brings considerable expertise in the areas of R&D and innovation. The Boards are convinced that Marijn Dekkers will bring guidance and oversight to take Unilever’s business forward.

As Chairman it has been an honour to serve with such diverse and experienced Boards and to help steer Unilever through the challenges of a dynamic industry and an uncertain economic environment. As Boards, we have always strived to take the right decisions for the long-term health and growth of Unilever. The level of industry experience of the Boards – including in areas of finance and sustainability – has strengthened markedly over the last nine years and this has undoubtedly contributed to the Boards’ overall effectiveness. So has the increased geographic and gender diversity of the Boards, re-affirming our own commitment to building a diverse and gender-balanced organisation. I will leave the Boards in the strong belief that Unilever has the right strategy, an inspiring mission, a highly effective management team and that it is in very capable hands to pursue the next stage of its journey.

The Boards believe that all the proposals to be put to you at the NV AGM are in the best interests of Unilever N.V. and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in Unilever N.V.

The NV AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topic relevant to our business and the resolutions. If you would like to be assured of the fullest possible response to a question asked in the NV AGM, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.

Enclosed with this letter you will find the Notice of the NV AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in the Company’s Register of Shareholders. Our 2015 year-end documents are available on our website at www.unilever.com/ara.

If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Thursday 14 April 2016. Please refer to the information provided on page 6 of the Notice. All your votes are important to us and I would urge you to cast your vote.

I look forward to seeing as many of you as possible on 21 April 2016.

Yours sincerely,

Michael Treschow Chairman

Unilever Chairman’s Letter and Notice of Meeting 2016	2

UNILEVER N.V. NOTICE OF

ANNUAL GENERAL MEETING 2016

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Thursday 21 April 2016 at 1.30pm at the Unilever N.V. head office, Weena 455 in Rotterdam, the Netherlands.

AGENDA

1.	To consider the Annual Report and Accounts for the 2015 financial year* submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report**.

2.	To adopt the Annual Accounts and appropriation of the profit for the 2015 financial year (resolution).

3.	To discharge the Executive Directors (resolution).

4.	To discharge the Non-Executive Directors (resolution).

5.	To reappoint Mr N S Andersen as a Non-Executive Director (resolution).

6.	To reappoint Mrs L M Cha as a Non-Executive Director (resolution).

7.	To reappoint Mr V Colao as a Non-Executive Director (resolution).

8.	To reappoint Professor L O Fresco as a Non-Executive Director (resolution).

9.	To reappoint Ms A M Fudge as a Non-Executive Director (resolution).

10.	To reappoint Dr J Hartmann as a Non-Executive Director (resolution).

11.	To reappoint Ms M Ma as a Non-Executive Director (resolution).

12.	To reappoint Mr P G J M Polman as an Executive Director (resolution).

13.	To reappoint Mr J Rishton as a Non-Executive Director (resolution).

14.	To reappoint Mr F Sijbesma as a Non-Executive Director (resolution).

15.	To appoint Dr M Dekkers as a Non-Executive Director (resolution).

16.	To appoint Mr S Masiyiwa as a Non-Executive Director (resolution).

17.	To appoint Professor Y Moon as a Non-Executive Director (resolution).

18.	To appoint Mr G Pitkethly as an Executive Director (resolution).

19.	To appoint the Auditor charged with the auditing of the Annual Accounts for the 2016 financial year (resolution).

20.	To designate the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares (resolution).

21.	To authorise the Board of Directors to purchase shares and depositary receipts thereof in the share capital of the Company (resolution).
22.	To reduce the capital with respect to shares and depositary receipts thereof held by the Company in its own share capital (resolution).

*	Our Annual Report and Accounts 2015 is in two parts, the Governance and Financial Report 2015 and the Strategic Report 2015. The Annual Accounts of Unilever N.V. for the 2015 financial year within the meaning of Article 2:361 of the Dutch Civil Code comprise the audited information in the Directors’ Remuneration Report as set out in the Governance and Financial Report 2015 on pages 66 to 83 and the financial statements set out on pages 84 to 154. The Strategic Report 2015 together with the governance section of the Governance and Financial Report 2015 constitutes the report of the Directors within the meaning of Article 2:391 of the Dutch Civil Code and includes the information to be provided in accordance with Article 2:392, paragraph 1, of the Dutch Civil Code.

**	The Directors’ Remuneration Report can be found on page 66 to 83 of the Annual Report and Accounts 2015 and comprises the implementation of the Remuneration Policy.

Resolutions 5 through 18, if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 20 April 2016 in Leatherhead, United Kingdom (or any adjournment thereof) is approved.

All documents for the AGM, including the Governance and Financial Report 2015 and the Strategic Report 2015, are available at www.unilever.com/ara.

Copies may be obtained free of charge from the Company and through ABN AMRO Bank N.V. (‘ABN AMRO’), telephone number +31 20 344 2000,
e-mail corporate.broking@nl.abnamro.com.

3	Unilever Chairman’s Letter and Notice of Meeting 2016

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2016

AGENDA ITEM 1

To consider the Annual Report and Accounts for the 2015 financial year submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report.

At this agenda item a full question and answers session will be held on all matters tabled for this meeting.

AGENDA ITEM 2 – RESOLUTION

TO ADOPT THE ANNUAL ACCOUNTS AND APPROPRIATION OF THE PROFIT FOR THE 2015 FINANCIAL YEAR

It is proposed that:

(i)	the Annual Accounts for the 2015 financial year drawn up by the Board of Directors be adopted; and
(ii)	the profit for the 2015 financial year of €2,659 million be appropriated for addition to the balance sheet item ‘Profit retained’ as set out on page 151 of the Governance and Financial Report 2015.

During 2015 €4 million was paid as dividend on the preference shares and €1,862 million was paid as dividend on the ordinary shares.

AGENDA ITEM 3 – RESOLUTION

TO DISCHARGE THE EXECUTIVE DIRECTORS

It is proposed that the Executive Directors in office in the 2015 financial year be discharged for the fulfilment of their task in the 2015 financial year.

AGENDA ITEM 4 – RESOLUTION

DISCHARGE OF NON-EXECUTIVE DIRECTORS

It is proposed that the Non-Executive Directors in office in the 2015 financial year be discharged for the fulfilment of their task in the 2015 financial year.

AGENDA ITEMS 5 TO 18 – RESOLUTIONS

TO (RE)APPOINT EXECUTIVE AND NON-EXECUTIVE DIRECTORS

Pursuant to Article 20, paragraph 1 of Unilever N.V.’s Articles of Association, all Executive Directors and Non-Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director and at least one Non-Executive Director as set forth in the Articles of Association. Each proposed candidate for (re)appointment is also being proposed for (re)appointment to the Board of Unilever PLC. The resolution to (re)appoint a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever PLC AGM on 20 April 2016 . In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to reappoint all the existing Non-Executive Directors, with the exception of Hixonia Nyasulu and Michael Treschow and to appoint Marijn Dekkers, Strive Masiyiwa and Prof Youngme Moon as Non-Executive Directors. If appointed, Marijn Dekkers will become the Chairman of the Board of Directors. The Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, also proposes to reappoint Paul Polman and to appoint Graeme Pitkethly as Executive Directors.

The Board of Directors is satisfied, following formal performance evaluation, that all Non-Executive Directors being proposed for reappointment continue to perform effectively and should be appointed because they continue to demonstrate their broad and relevant experience, commitment to their roles, and international outlook.

Biographical details concerning each of the proposed candidates for reappointment can be found on page 58 of the 2015 Annual Report and Accounts. Biographical details concerning each of the proposed candidates for appointment can be found below.

Dr M Dekkers

Nationality: Dutch and US. Age: 58. Male. Key areas of experience: business, international, R&D and innovation. Current external appointments: Bayer AG (CEO; retiring in April 2016); General Electric (Non-Executive); Federation of German Industry (Vice-President); German Chemical Industry Association (President). Previous relevant experience: General Electric and Allied Signal (various management positions); Thermo Electron Corporation (CEO).

Mr S Masiyiwa

Nationality: Zimbabwean. Age: 55. Male. Key areas of experience: digital and industry experience. Current external appointments: Econet Wireless (Executive Chairman); Rockefeller Foundation (Board member); US Council on Foreign Relations (Member Global Advisory Board); Africa Progress Panel (Board member). Previous relevant experience: Founder of Econet Wireless.

Prof Y Moon

Nationality: US Age: 51. Female. Key areas of experience: strategy and innovation. Current external appointments: Senior Associate Dean for Strategy and Innovation; as well as the Donald K. David Professor of Business Administration, at Harvard Business School (‘HBS’); Non-executive positions: Avid Technology, Rakuten, The Honest Company. Previous relevant experience: Chair and Associated Dean for the MBA Program of HBS; Professor at Massachusetts Institute for Technology; Member of the Board of Governors for the American Red Cross.

Unilever Chairman’s Letter and Notice of Meeting 2016	4

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2016 CONTINUED

Mr G Pitkethly

Nationality: British. Age: 49. Male. Appointed to ULE: October 2015. Joined Unilever 2002. Previous Unilever posts include:

Unilever UK and Ireland (EVP and General Manager); Finance-Global Markets (EVP); Group Treasurer; Head of Mergers & Acquisitions; Unilever Indonesia (CFO); Group Chief Accountant.

The remuneration of Mr Pitkethly will be determined in line with the shareholder-approved Remuneration Policy as applicable to the members of the Board of Directors which is available on our website www.unilever.com/ara2015/downloads. Please refer to page 69 of the 2015 Annual Report and Accounts for more details in respect of Mr Pitkethly’s remuneration package, which came into effect from 1 October 2015 and which will continue if he is appointed as an Executive Director.

AGENDA ITEM 19 – RESOLUTION

TO APPOINT THE AUDITOR CHARGED WITH THE AUDITING OF THE ANNUAL ACCOUNTS FOR THE 2016 FINANCIAL YEAR

Pursuant to Article 34, paragraph 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year.

Each year, the Audit Committee assesses the effectiveness of the external audit process which includes gaining feedback from key stakeholders at all levels across Unilever. The Audit Committee has considered the tenure, quality and fees of the auditors. The Audit Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of the external auditors. It is proposed, in accordance with Article 2:393 of the Dutch Civil Code, to assign KPMG Accountants N.V. to audit the Annual Accounts for the 2016 financial year.

AGENDA ITEM 20 – RESOLUTION

TO DESIGNATE THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED IN RESPECT OF THE ISSUE OF SHARES IN THE SHARE CAPITAL OF THE COMPANY

It is proposed to designate the Board of Directors as the company body, in accordance with Articles 2:96 and 2:96a of the Dutch Civil Code to resolve to issue – or to grant rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers, acquisitions or strategic alliances. The authority is intended to give the Board of Directors flexibility in financing the Company in the most efficient manner and flexibility in the context of mergers, acquisitions or strategic alliances. The Board of Directors has no current intention to use this authority or to use this authority for anti-takeover measures.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2017, the last date by which the Company must hold an Annual General Meeting in 2017 (whichever is earlier).

AGENDA ITEM 21 – RESOLUTION

TO AUTHORISE THE BOARD OF DIRECTORS TO PURCHASE SHARES AND DEPOSITARY RECEIPTS THEREOF IN THE SHARE CAPITAL OF THE COMPANY

Renewal of this authority is sought at the AGM each year. The Board of Directors has no present intention of exercising this authority but believes that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buyback programme. The Board of Directors will only buy back shares under the programme when it considers that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

It is proposed to authorise the Board of Directors, in accordance with Article 2:98 of the Dutch Civil Code, to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own shares or depositary receipts thereof with a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2015 at a purchase price per share or depositary receipt thereof, excluding expenses, not lower than €0.01 (one euro cent) and not higher than 10% above the average of the closing price of the shares on the trading venue where the purchase is carried out for the five business days before the day on which the purchase is made.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2017, the last date by which the Company must hold an Annual General Meeting in 2017 (whichever is earlier).

AGENDA ITEM 22 – RESOLUTION

TO REDUCE THE CAPITAL WITH RESPECT TO SHARES AND DEPOSITARY RECEIPTS THEREOF HELD BY THE COMPANY IN ITS OWN SHARE CAPITAL

It is proposed that the AGM resolves to reduce the issued share capital through cancellation of shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2015. Only shares held by the Company or for which the Company holds depositary receipts may be cancelled. Shares that the Company holds in treasury for hedging share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed at the Chamber of Commerce.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2017, the last date by which the Company must hold an Annual General Meeting in 2017 (whichever is earlier).

5	Unilever Chairman’s Letter and Notice of Meeting 2016

INFORMATION ABOUT ATTENDING

THE ANNUAL GENERAL MEETING 2016

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Thursday 21 April 2016 at 1.30pm at the Unilever N.V. head office, Weena 455 in Rotterdam, the Netherlands.

RECORD DATE

ADMISSION TO THE AGM AND VOTING RIGHTS

The Board of Directors has determined that holders of shares or depositary receipts thereof on Thursday 24 March 2016, after closing of the books (the ‘Record Date’) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts thereof held at the Record Date.

HOLDERS OF SHARES OR DEPOSITARY RECEIPTS HELD THEREOF VIA THE GIRO SYSTEM

ATTENDANCE INSTRUCTIONS

Holders of shares or depositary receipts thereof who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker or via www.abnamro.com/evoting, until Thursday 14 April 2016 at 5.30pm at the latest. The bank or broker will inform ABN AMRO who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts thereof.

PROXIES

Holders of shares or depositary receipts thereof who wish to have themselves represented at the AGM by a proxy holder appointed by them must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com/agm.

VOTING INSTRUCTIONS

Holders of shares or depositary receipts thereof who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions will be kept confidential and can be given until Thursday 14 April 2016 at 5.30pm at the latest.

UNILEVER TRUST OFFICE

Holders of depositary receipts who attend the AGM either in person or by proxy will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts.

HOLDERS OF REGISTERED SHARES REGISTERED IN THE SHAREHOLDERS’ REGISTER

Holders of registered shares will be approached by SGG Netherlands N.V. (‘SGG’) individually. A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by SGG by Thursday 14 April 2016 at 5.30pm at the latest.

IDENTIFICATION

We kindly request you to bring a valid proof of identity to the AGM.

ROUTE DESCRIPTION

The Unilever head office is located at Weena 455 in the heart of Rotterdam city centre and is best reached by train. Rotterdam Central Station is just a few minutes walk from the Unilever head office. If you choose to come by car, you are advised to use the Weena Parking (Karel Doormanstraat 10). Route descriptions to both the Unilever head office and the Weena Parking are available on our website, www.unilever.com/agm and are available upon request by sending an e-mail to shareholder.services@unilever.com.

Unilever Chairman’s Letter and Notice of Meeting 2016	6

UNILEVER N.V.

Head Office and Registered Office
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000

Commercial Register Rotterdam
Number: 24051830

UNILEVER PLC

Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252

Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41424

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UNILEVER PLEASE VISIT OUR WEBSITE:

WWW.UNILEVER.COM